December 13, 2006

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

RE:	Global Payments Inc.

Form 10-K for the year ended May 31, 2006

Filed August 4, 2006

Form 10-Q for the quarter ended August 31, 2006

Filed October 6, 2006

File No. 1-16111

Dear Ms. van Doorn:

This letter sets forth the responses of Global Payments Inc. (the “Company”) to your comments with regard to the above-referenced filings. Our responses include the supplemental information that you requested. We appreciate your constructive comments to assist us in improving our filings, and we look forward to your response.

Form 10-K for the year ended May 31, 2006

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangible Assets, page 49

1.	Comment: We note that customer-related intangible assets are amortized using the straight-line method over their estimated useful lives of 2 to 30 years. Considering that the benefits from the acquisition of customer lists and merchant contracts tend to dissipate more rapidly in the earlier years due to attrition, please tell us how you concluded that the straight-line method of amortization is appropriate. It appears to us that an accelerated method of amortization would be a more appropriate way to allocate the cost of customer lists and merchant contracts to the periods that will benefit from the relationship consistent with paragraph 12 of SFAS 142.

Response:

As of May 31, 2006, our customer-related intangible assets had a net book value of $123.5 million resulting from 32 acquisitions that occurred between 1988 and 2005.

In the aggregate, these assets had a weighted average expected useful life of 17.6 years from the date of acquisition. These intangible assets relate almost entirely to our Merchant Services reportable segment and represent approximately 200,000 customer relationships (contractual and otherwise) with financial institutions and merchants. In these relationships, the Company provides credit and debit card electronic payment processing services either to merchants directly, or to financial institutions that in turn resell these services to their merchant customers.

Approximately 70% of the net book value of our customer-related intangible assets as of May 31, 2006 (or $86 million) related to acquisitions that occurred prior to June 1, 2001 (the date that we adopted SFAS 142) and, therefore, the amortization method for the intangible assets arising from these acquisitions was determined using the guidance in APB 17, Amortization of Intangible Assets. Under paragraph 30 of APB 17, “the straight-line method of amortization should be applied unless a company demonstrates that another systematic method is more appropriate.” For many of the same reasons mentioned in the SFAS 142 discussion below, we did not believe that another method of amortization was more appropriate and, therefore, we selected the straight-line method.

In selecting the method of amortization for the remaining 30% (or $37 million) of the net book value of our customer-related intangible assets as of May 31, 2006 (which all related to acquisitions that occurred after June 1, 2001), we considered paragraph 12 of SFAS 142, Goodwill and Other Intangible Assets. This paragraph states in part: “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.”

When initially determining the method of amortization for these assets, we considered the results of the cash flow forecasts that were used to value these assets. The forecasts generally yielded undiscounted cash flow streams that were stable over the projected life of the intangible rather than a dissipating cash flow stream. As a result, we believed that the straight-line method of amortization was the most appropriate. The key drivers of these forecasts were 1) our estimates of customer attrition levels and 2) our estimates of future revenue and cash flow enhancements, as explained in the following paragraphs. At the time of each acquisition, these estimates were based on historical experience, our knowledge of the electronic payment processing industry, the nature of the customer relationship assets that we acquired, and the growth strategies related to those assets.

o	Attrition

For the significant acquisitions that collectively comprise approximately 90% of the net book value of our customer-related intangible assets as of May 31, 2006, our initial estimates of the annual attrition of the customer relationships ranged from 3% to 7%, based on the below considerations:

-	These estimates were partially based on data provided by the various prior owners of these assets, either as provided directly to us or to our third-party appraisal firms.

-	Additionally, approximately one half of the carrying value of our acquired customer-related intangible assets relate to financial institutions or large merchant corporations. Based on our experience with these types of customers, we would expect low levels of attrition due to one or more of the following: 1) the large size of these customers, 2) sufficient levels of customer satisfaction, or 3) the significant difficulty involved from a technology perspective in switching to a competitor.

-	Also, the remaining half of the carrying value of our acquired customer-related intangible assets relate to small and mid-sized merchants. Based on our experiences, these merchants generally have higher levels of attrition than our larger customers, since smaller customers are more prone to switch to a competitor.

We believe that our initial estimates of attrition are reasonable and appropriately reflect the information provided by the former owners of these assets, as well as the mix of large and small customers based on our own experiences.

Our actual experiences for significant acquisitions completed within the past five years (for which the largest amount of data is readily available) have generally supported these initial attrition assumptions. Further, we have not observed any unusually large levels of attrition for these acquisitions in the years immediately following the acquisition or other negative trends that would cause us to believe that there has been worse than expected levels of attrition. Our recent experience also indicates that our newly acquired customers are either supportive of us as service providers or do not discern a perceptible difference from the previous provider.

¡	Revenue and Cash Flow Enhancements

For the significant acquisitions that collectively comprise approximately 90% of the net book value of our customer-related intangible assets as of May 31, 2006, our initial estimates for future revenue growth ranged from 3% to 5%, based on one or more of the following factors:

-	With the worldwide industry growth in utilization of debit and credit cards, we expect cash flow from our financial institution and merchant customers that remain with us will actually increase over time due to the higher anticipated revenues earned from these customers.

-	We anticipate cash flow from remaining customers will increase through our expected introduction of new or modified products and services.

-	We expect expansion of our merchants’ operations and consumer customer base.

-	We anticipate raising prices or charging additional fees to our customers due to our strong market position.

-	In the case of our financial institution customers, we expect to benefit from their success in gaining new merchant customers, for whom we provide processing services on an indirect basis.

In addition, we also expect our various cost reduction initiatives to result in higher profitability and cash flow from remaining customers. These cost reductions include facility consolidations, vendor rate reductions, and technology integrations. This benefit would supplement the revenue growth estimates noted above.

Our actual experiences for significant acquisitions completed within the past five years have generally supported these estimates:

-	In terms of industry growth, worldwide annual VISA and MasterCard purchase volume increased 15% to over $3.8 trillion in 2005 (according to The Nilson Report dated March 2006). This industry growth has been a stable trend and one that we expect will continue. Comparatively, we have achieved similar growth in processed purchase volume in our applicable North American channels, with annual growth of 14% to $86.4 billion for the year ended May 31, 2006.

-	We have achieved success in the Canadian marketplace in raising prices and charging additional fees, largely due to the strength of our estimated 30% market share. (Our Canadian customer-related intangible assets comprise approximately one half of our total such assets on a net book value basis.) We have achieved similar success with re-pricing initiatives in the United States.

-	Our revenues and cash flow have grown significantly in Central Europe since our 2004 acquisition of certain financial institution customer contracts in the region, as these institutions have dramatically grown their base of merchant customers (for whom we provide services).

-	As it relates to cost reduction initiatives, we have experienced significant success in this regard, which has contributed to a steady increase in our operating margin (defined as operating income divided by revenue) from 15% in our fiscal 2001 to 22% in our fiscal 2006.

At the time of our significant customer-related acquisitions, we expected the revenue growth and cash flow enhancement estimates discussed above to offset the negative cash flow effect of our estimated attrition levels. Due to our estimated stable stream of cash flows and pattern of economic benefit as described above, we believe that the straight-line amortization method is the most appropriate for these assets, based on the guidance in paragraph 12 of SFAS 142.

Impairment of Long-Lived Assets, page 49

2.	Comment: Please tell us how you have defined your asset groups in conducting impairment tests under SFAS 144. Specifically, address whether customer-related intangible assets, such as customer lists and merchant contracts, are tested at the merchant level or some higher level and provide us with your basis for that determination.

Response:

For purposes of conducting impairment tests on long-lived assets if a triggering event occurs under SFAS 144, our assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, per SFAS 144, paragraph 10. As of May 31, 2006, these asset groupings were organized along our geographic businesses and were comprised of North American Merchant Services, Central and Eastern European Merchant Services, Domestic Money Transfer, and European Money Transfer.

The long-lived assets in each of these asset groups are primarily comprised of goodwill and specifically identifiable intangible assets, computer equipment, internally generated software, facility-related assets, and other fixed assets. As further explained in the following bullet points, these assets collectively generate the cash flows in each asset group. Accordingly, our customer-related intangible assets are not tested for impairment at the merchant level. This level of aggregation is appropriate in our circumstances due to the factors below.

o	The assets within each of our asset groups have the following shared characteristics: management, sales and marketing, customer service, product support, information technology infrastructure, and systems development.

o	The costs that support our long-lived assets are predominately shared in nature. Our strategy is to integrate acquisitions into existing operations in order to leverage our core technology, operations, sales, and management capabilities. For example, consider the case of two different merchant portfolio acquisitions in our North American Merchant Services group that were completed in two different transactions and established as two separate customer-related intangible assets. All of the customers from these acquisitions will likely be supported by the same customer service center, receive service from the same technology and operating platform, and be supported by the same sales force or account management team.

o	We do not manage our business at a level below our asset groupings. Specifically, we do not separately manage the specific customers associated with a particular merchant portfolio acquisition and customer-related intangible asset. Instead, for purposes of internal reporting, analysis, and assessment, we co-mingle these merchants with others gained either through our internal sales channels or through other acquisitions.

o

Identifiable cash flows for individual assets within our asset groupings, including our customer-related intangibles, are dependent on other assets within these groupings. For example, the economic benefit of customer-related intangible assets is dependent upon the information technology infrastructure, software, facilities and related equipment within that asset group. Therefore, our customer-related intangibles are not able to produce cash flows independently of our other transaction processing assets and are therefore not able to be assessed for impairment on an individual basis.

Form 10-Q for the quarter ended August 31, 2006

Item 4 – Controls and Procedures, page 29

3.	Comment: Please advise us whether management concluded that the company’s disclosure controls and procedures were “effective” in accordance with Item 307 of Regulation S-K and revise your disclosure in future filings to clarify.

Response:

Based on an evaluation of the effectiveness of our disclosure controls and procedures, as of the quarterly period ended August 31, 2006, by our management, under the supervision and the participation of our principal executive officer and principal financial officer, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

The Company will make the following disclosure in its future Form 10-K and Form 10-Q filings regarding the effectiveness of its controls and procedures required by Item 307 of Regulation S-K. Additional disclosures under Item 307 will be made as appropriate.

Evaluation of Disclosure Controls and Procedures

As of [end of period], management carried out, under the supervision and with the participation of our principal executive officer and principal financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Our disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of [end of period], the Company’s disclosure controls and procedures were effective.

Finally, the Company hereby acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

o	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we appreciate your assistance in enhancing the overall disclosure in our filings. Please do not hesitate to contact me or Martin Picciano, our Chief Accounting Officer, at 770-829-8000 with any questions or further comments.

Sincerely,

/s/ Joseph C. Hyde
Joseph C. Hyde Chief Financial Officer Global Payments Inc.